Filed by Tortoise Pipeline & Energy Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company:
Tortoise Energy Independence Fund, Inc.
Commission File No. 811-22690

Proposed Merger of NDP and TTP
Video Presentation Transcript
November 11, 2020

Hi, I'm Rob Thummel, senior portfolio manager at Tortoise, and I want to address two important questions. So first, why are we proposing the merger of Tortoise Energy Independence Fund, or NDP, and Tortoise Pipeline Energy Fund, or TTP? And second, why is this good for you as a shareholder of those funds? And I have a few slides to share with you, so let's look at slide one. So energy is essential. Energy is the base building block for global economic growth. It takes a lot of energy to fuel the over one billion passenger cars on the road today. It requires multiple forms of energy to provide 6.3 billion people around the world with over 20 trillion kilowatt hours of electricity each year. Energy is essential to our daily lives today and will continue to be essential into the future.

So you know that the energy sector is evolving. It's becoming cleaner and it's becoming global. Since NDP's IPO in July of 2012, the U.S. energy sector has become energy independent. The U.S. has become energy independent and U.S. oil production has increased by 64%. The U.S. has become the largest producer of oil and gas in the world. The U.S. is one of the largest exporters of natural gas. Oil imports have declined, improving energy security and allowing the U.S. to rely less on foreign sources as suppliers of crude oil.

# Refiners Beneficiary of U.S. Energy Independence

- Commodity prices and oil and gas producers have experienced declines since NDP inception
- Commodity prices forecasted to remain lower for longer
- 80 constituents in Tortoise Oil and Gas Index in 2012 and now on 24 with market caps > $1 billion

U.S. Oil Price
Lower by 55%
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
7/31/2012
7/31/2013
7/31/2014
7/31/2015
7/31/2016
7/31/2017
7/31/2018
7/31/2019
7/31/2020

U.S. Natural Gas Price
Lower by 51%
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
7/31/2012
7/31/2013
7/31/2014
7/31/2015
7/31/2016
7/31/2017
7/31/2018
7/31/2019
7/31/2020

Tortoise North American Oil and Gas Producers Index (TNEP)
Declined by 69%
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
-
7/31/2012
7/31/2013
7/31/2014
7/31/2015
7/31/2016
7/31/2017
7/31/2018
7/31/2019
7/31/2020

U.S. Refiners Index (S5OILRTR) Stock Performance
Higher by 99%
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
7/30/2012
7/30/2013
7/30/2014
7/30/2015
7/30/2016
7/30/2017
7/30/2018
7/30/2019
7/30/2020

Tortoise

Source: Bloomberg

Yet, since the NDP IPO, oil prices have declined by 50%. In fact, actually over 50%. And stock prices of oil and gas producers have fallen by almost 70%. The number of members of the Tortoise North American Oil and Gas Producers Index was 80 in 2012, and that number has declined to just 24 stocks today with market caps of greater than $1 billion.

Now, the winner in the stock market of achieving energy independence has been the refiners. Refiners have seen their stock prices rise by 99% since July of 2012. Refiners benefited from low energy prices, and that has increased energy demand as well as expanded margins.

# Renewable Infrastructure Beneficiary of Energy Evolution

- In 2012, EIA forecasted renewables to be 15% of 2035 electric generation fuel mix implying a 2% CAGR
- In 2020, EIA projects renewables to represent 29% of 2035 electric generation mix implying a 12% CAGR
- Larger market share and higher growth rates a result of significant decline in cost of renewables making them more competitive today than in 2012
- Focus of strategy on global wind and solar generation that benefit from renewables growth the most as part of the global energy evolution analogous to refiners experience as the U.S. achieved energy independence
- Renewables materials providers such as lithium producers, inverter manufacturers, solar panel manufacturers, wind turbine providers are analogous to oil and gas producers and won't be considered for this strategy

**2012**

2035 Expected Electric Generation Mix
as of 2012

Coal
37%
Nat Gas
30%
Renewables
15%
Nuclear
18%

**2020**

2035 Expected Electric Generation Mix
as of 2020

Coal, 18%
Nat Gas,
40%
Nuclear,
14%
Renewables,
29%

EIA Annual Energy Outlook Implied Renewables Compound Annual Growth Rate Through 2035

14%
12%
10%
8%
6%
4%
2%
0%
2%
12%
2012
2020

Tortoise

Source: Energy Information Administration

4

Now, as our global investment team looks forward, we expect oil and gas prices to remain relatively low, and that will actually drive future energy demand. What our team believes is that a new infrastructure asset class is developing that will shape the future. So what am I talking about? Renewable and power infrastructure, specifically wind and solar electricity generation. So look at the pie charts on slide four. In 2012, renewables were expected to be 15% of the U.S. electric generation fuel supply mix by 2035. That implies a growth rate of about 2% per year.

That same analysis in 2020, illustrated in the pie chart in the middle, shows that today renewables are expected to be 29% of the generation mix by 2035. This means that renewable and power infrastructure is forecasted to grow at a rate of 12% per year for over a decade. This is why we are asking you to approve a merger of NDP and TTP to combine the high current yield provided by energy infrastructure with the significant growth expected from renewable and power infrastructure. The combined portfolio will include energy infrastructure, pipelines, along with global solar and wind providers, as we believe that these companies will benefit and be the beneficiaries of falling costs of solar and wind power analogous to how the refiners benefited from the low commodity prices associated with the U.S. reaching energy independence.

Now, we do not plan on investing in lithium producers, inverter manufacturers, solar and wind turbine manufacturers, as we believe that these stocks will likely experience similar challenges that the oil and gas producers experienced since 2012. We believe that our investment strategy is a unique offering to investors providing exposure to the global energy evolution that is currently underway.

# Global Utilities in Transition Capture Wind and Solar Growth

## Largest solar and wind operators are large-cap utilities in transition with balance sheets capable of supporting global renewable expansion

Global Solar and Wind Generation Capacity
GW
25,000
20,000
15,000
10,000
5,000
-
19,938
18,852
16,760
11,362
10,542
8,887
5,237
4,328
2,254
2,143
2,121
2,096
1,974
941
70
NextEra Energy
Iberdrola
Enel Corporation
EDP
Berkshire Hathaway
RWE
Orsted
Southern
Duke Energy
Exelon Corporation
Xcel Energy
American Electric Power
Dominion Energy
WEC Energy
Eversource Energy
U.S.
Non-U.S.

Tortoise

Source: Company information

5

So do you know who some of the largest wind and solar providers in the world are? Well, they're listed on this slide. Through this strategy, our global investment team provides you with exposure to several names that you might not be familiar with today, such as Iberdrola, Enel, RWE, and Orsted. However, these stocks are going to become more recognizable as the world demands more energy and less carbon.

## Potential Benefits to Shareholders

- Increased quarterly distribution
- Lower management fee
- Improved trading liquidity
- Cost savings
- Long-term distribution growth potential
- Possibility to narrow discount

Tortoise

6

So the second question is, why is this merger good for you as a shareholder? And if approved, the Funds’ Management Team plans to recommend an increase in the quarterly distribution of the combined fund to the board. In addition, the management fee of the fund will be reduced. And, of course, a larger combined fund makes the size larger and it likely improves the trading liquidity and results, and some cost savings. And then lastly, the shift in the fund's focus could be a catalyst to narrow the net asset value discount. Our research suggests that funds with more exposure to global utilities and infrastructure, which we define as renewable and power infrastructure, these funds tend to trade at closer to net assets value.

# Tortoise is well-positioned to lead the energy evolution

## Tortoise has a long history of investing in power and renewable infrastructure through listed funds and PIPEs

2005: Invested in power companies in TYN (Tortoise North American energy Fund prior to merger with TYG)

2009: Launched TPZ (Tortoise Power and Energy Infrastructure Fund)

2012: Launched TOPIX (energy value chain strategy), which invested in YieldCos

2016: Teamed with private equity, clean energy focused team formerly with GE Capital

2017: Invested in a solar project within TYG (first CEF to utilize solar credits for tax management)

2018: Acquired Ecofin Limited, global utility and ESG-focused investment firm

2019: Launched first SPAC

2020: SPAC announced business combination with Hyliion, a leader in Class 8 truck electrification

**Broad investment team with decades of experience that spans the energy and power value chain, capital structure and geographies**

Tortoise 7

And then to wrap up, I want to highlight why Tortoise is well positioned to lead the energy evolution. At Tortoise, we've always looked across the energy value chain opportunities. Our first investment into renewable and power infrastructure was in 2005. We launched the Tortoise Power and Energy Infrastructure Fund in 2009, and we've invested in private renewable projects. And then recently, we expanded our global expertise with the acquisition of Ecofin.

So we believe that we are in the beginning stages of an energy evolution that will provide lots of investment opportunities. But to capture these opportunities, you need a large team, an experienced team, and a global team. And at Tortoise, we have all of the above. Our Global Investment Team is approximately 50 people averaging more than 15 years of experience per person. Our capabilities span across essential assets, capital structure, and geographies. So I appreciate you listening, and please let us know other questions that you might have.

Important Information About the Proposed Merger and Where to Find It:

More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks. TTP plans to file in the near future with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form N-14 8C with respect to the merger, and each fund expects to mail a definitive joint proxy statement/prospectus to each of its stockholders that will contain information about the proposed merger following a review period with the SEC. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed merger. When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov and on the funds’ website at cef.tortoiseecofin.com. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331.

The funds, Tortoise Capital Advisors and certain of their respective directors, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from stockholders in connection with the proposed merger discussed herein. Information about the directors and officers of the funds may be found in their respective annual reports and proxy statements previously filed with the SEC.

Safe Harbor Statement

This transcript shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This transcript contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are "forward-looking statements." Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the fund’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.